

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2021

Patricia Trompeter
Chief Executive Officer
Astro Aerospace Ltd.
320 W. Main Street
Lewisville, TX 75057

      Re: Astro Aerospace Ltd.
          Registration Statement on Form S-1
          Filed August 17, 2021
          File No. 333-258893

Dear Ms. Trompeter:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Charles Eastman at (202) 551-3794 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing